Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: February 11, 2015

TC_LOGO_transparentLondon,11 February 2015 Proposed All-Share Merger with Interxion

www.telecitygroup.com 2 Disclaimer This document comprises written materials for a presentation concerning the proposed merger of Telecity Group plc (“TelecityGroup”) and Interxion Holding N.V. (“Interxion”), expected to be structured as an offer by TelecityGroup for all of Interxion’s issued and to be issued share capital. This document and the presentation are being made available only to and directed only at (a) persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) persons falling within Article 49(2)(a) to (d) of the Order or (c) other persons to whom it may otherwise be lawfully communicated (each such person a “relevant person”). This presentation is provided to you for information purposes only. It and its contents are confidential and may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose without the written consent of TelecityGroup and Interxion. This presentation is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of anoffer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed merger or otherwise nor shall there be any sale, issuance or transfer of securities of Interxion or TelecityGroup in any jurisdiction in contravention of applicable law. Neither this document nor the fact of its distribution nor the making of the presentation constitutes a recommendation regarding any securities. This presentation contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differmaterially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”,“could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entiretyby the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of TelecityGroup or Interxion to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of TelecityGroup or Interxion to differ materially from the expectations of TelecityGroup or Interxion, as applicable, include, among other things, general business and economic conditions globally, industry trends,competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, disruptions in business operations due to reorganisation activities (whether or not TelecityGroup combines with Interxion), interest rate and currency fluctuations, the failure to satisfy any conditions for any possible merger on a timely basis or at all, the failuretosatisfy the conditions of the merger of TelecityGroup with Interxion if implemented (including approvals or clearances from regulatory and other agencies and bodies) on a timely basis or at all, the failure of Interxion to combine with TelecityGroupona timely basis or at all, the inability of the merged group to successfully realise any anticipated synergy benefits when themerger of TelecityGroup with Interxion is implemented, the inability of the merged group to successfully integrate TelecityGroup’s and Interxion's operations and programmes when the merger of TelecityGroup with Interxion is implemented, and the merged group incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the merger of TelecityGroup with Interxion when the merger of TelecityGroup with Interxion is implemented. Such forward-looking statements should therefore be construed in light of such factors. Neither TelecityGroup, Interxion nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), neither TelecityGroup nor Interxion are under any obligation and expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except if required by law. Except as may be expressly stated otherwise, no statement in this presentation is intended as a profit forecast or profit estimate and no statement in this presentation should be interpreted to mean that earnings per Interxion or TelecityGroup ordinary share for any period would necessarily match or exceed the historical published earnings per Interxion or TelecityGroupordinary share. The distribution of this presentation or any information contained in it may be restricted by law in certain jurisdictions, and any person into whose possession any document containing this presentation or any part of it comes should inform themselves about, and observe, any such restrictions. TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this presentation. In theevent that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement ofTelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the "Schedule TO"). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) to be delivered to Interxion, filed with the United States Securities and Exchange Commission (the "SEC") and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person. If an offer is made, shareholders of Interxion are urged to read any documents regarding the offer when they become available(including the exhibits thereto) as they will contain important information about the offer. If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’swebsite, www.TelecityGroup.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in whichsuch offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. By attending this presentation and/or accepting or accessing this document you agree to be bound by the foregoing limitationsand conditions and, in particular, will be taken to have represented, warranted and undertaken that (a) you have read and agree to comply with the contents of this notice including, without limitation, the obligation to keep the existence and contents of this document, the occurrence of the presentation and any information provided to you orally or in writing in connection with the presentation confidential and (b) that you are a relevant person (as defined above).

www.telecitygroup.com 3 Key Transaction Terms .All-share merger, structured as an offer by TelecityGroup for Interxion .Interxion shareholders would receive 2.3386new TelecityGroup shares per Interxion share .TelecityGroup shareholders would own approximately 55%, and Interxion shareholders approximately 45%, of the combined group .Primary listing for the combined group would be in London and with a New York Stock Exchange listing for Telecity Group's existing ADR programme contemplated .Governance and Management: .John Hughes would be Chairman of the combined group, with John Baker as Deputy Chairman .David Ruberg would be appointed Chief Executive Officer for a period of 12 months (following completion of the transaction) and would lead the combined group .Eric Hageman would be appointed Chief Financial Officer .The board of the combined group would comprise a balance of independent non-executive directors from both TelecityGroup and Interxion .Subject to completion of due diligence, binding merger agreement anticipated by 4 March 2015 .Subject to binding merger agreement, approval from TelecityGroup and Interxion shareholders and all relevant regulatory and anti-trust approvals, completion is anticipated in the second half of 2015 Non-binding agreement on all-share merger

www.telecitygroup.com 4 Combination of Data Centres The combined business will provide customers with greater product choice and solutions for the dynamic and expanding needs of customers seeking to address global markets .A provider of data centres in Europe serving circa 2,500 customers .High levels of connectivity with rich and growing customer ecosystems .Access to Europe’s major network operators, ISPs and internet exchange points .39 data centres across Europe .112MW of available customer power .A provider of data centre services supporting over 1,400 customers .Thriving and growing communities for the finance, digital media and cloud sectors .500+ connectivity providers and internet service providers .39 data centres across Europe .96MW of available customer power \\tcy.prv\telecity\GLOBAL\Intranet\Communications\collateral\UK\Logos\TelecityGroup Logos\TC_PNG_LOGOS\TC_LOGO_RGB.png www.telecitygroup.com 5 Compelling Strategic Rationale Centred on Value Creation Combining complementary strengths with enhanced customer offering Complements and strengthens existing portfolio Clear combined strategy to deliver outstanding execution Enhanced customer offering and improved products / services 1 2 3 4 Significant synergy potential through cost synergies, growth opportunities and capex savings 5 Enhanced access to capital markets and lower cost of capital 6 Value Creation and Sustainable Shareholder Returns Disciplined capital allocation and returns to shareholders

www.telecitygroup.com 5 Compelling Strategic Rationale Centred on Value Creation Combining complementary strengths with enhanced customer offering Complements and strengthens existing portfolio Clear combined strategy to deliver outstanding execution Enhanced customer offering and improved products / services 1 2 3 4 Significant synergy potential through cost synergies, growth opportunities and capex savings 5 Enhanced access to capital markets and lower cost of capital 6 Value Creation and Sustainable Shareholder Returns Disciplined capital allocation and returns to shareholders

www.telecitygroup.com 6 Complements and Strengthens Existing Portfolio ¹ Preliminary assessment of fitted out space based on methodology equivalent to Interxion’s definition2Based on 2013 information Highly complementary geographic footprint Combined Group Available customer power (MW) 112 96 208 Fitted out space ('000sqm) 111¹ 89 200 Number of data centres 39 39 78 Number of cities 12 13 18 Average Number of employees2 691 425 1,116 TelecityGroup / Interxion London Paris Dublin Amsterdam Manchester Stockholm Warsaw Vienna Zurich Milan Sofia Madrid Brussels Marseille Dusseldorf Frankfurt Copenhagen Helsinki Istanbul Interxion TelecityGroup Combined Footprint

www.telecitygroup.com 7 Core Strengths .High quality and secure infrastructure .High levels of connectivity with rich and growing customer ecosystems .Multi-site advantages, including multi-site solutions and inter-site connectivity CommercialExecution .Responding with new products and services as enterprise data and digital applications migrate to the cloud .Continue to develop eco-systems and communities of interests, with particular focus on cloud, enterprise, mobile, finance, energy and gaming .Develop further strategic relationships with key growth customers Combined balance sheet strength and capital allocation discipline would enable the combined group to capitalise on future growth opportunities as well as deliver predictable capital returns to shareholders Combined Strategy to Drive Results Building on our core strengths to deliver outstanding execution

www.telecitygroup.com 8 Additional Customer Benefits and Flexibility Multi-site / Multi-Country Services Greater Flexibility and Connectivity Choices Additional Data Centres and Expanded Product Set Combines 78 Data Centres Increases Geographic Coverage Delivers Complementary Products and Services Combines Best-in-Class Sales Force Additional Customer Benefits Additional Managed Services Through complementary data centres and services The additional scale and scope of the combined operations will give customers an expanded product set, more robust connectivity choices, better landing points for access to European consumers and expanded gateways to new markets in Africa, Asia and Eastern Europe Expanded Gateways to New Markets in Africa, Asia and Eastern Europe

www.telecitygroup.com 9 Significant Synergy and Value Creation Potential .Significant synergy potential .Incremental EBITDA from cost synergies and enhanced growth opportunities estimated to be approximately £40m per year .Capital expenditure synergies estimated to have a net present value of approximately £300m .Total synergies equivalent to a net present value of approximately £600m .Substantial incremental benefits from technology, capital productivity, and commercial synergies, as well as tax and other financial synergies Unlocking value through opexand capexsynergies and enhanced growth opportunities

Combined Company Financial Metrics

Illustrative financial profile of combined group

(£m Except Percentages and Ratios)	TelecityGroup	interxion	Combined Group
Revenue	£349	£274	£623
Adj. EBITDA	£164	£118	£322[1]
% Margin	47.0%	43.1%	52.2%[1]
Capex	£123	£174	£297
Net Adj. Leverage Ratio	1.9x	2.9x[2]	--
Credit Rating	--	B1 / B+	--

Note: Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting. Adjusted EBITDA as per respective company's definition. Financial profile of TelecityGroup based on FY2014 full year results. Financial profile of Interxion based on 2014 full year results (unaudited) except for net debt (see footnote 2) and converted at EUR/GBP of 0.8059. These do not represent pro forma financial information

[1] *Includes run rate synergies of £40 million*

[2] *Interxion net debt based on Q3'2014 unaudited financials*

www.telecitygroup.com

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www.telecitygroup.com 11 Conclusion and Next Steps .Highly compelling strategic combination .TelecityGroupshareholders would benefit from the enhanced revenue and earnings per share growth profile of the combined group .Unanimous support from boards of both TelecityGroup and Interxion .Growth strategy with a disciplined capital allocation approach .Commitment to returning cash to shareholders with a focus on building shareholder value .Subject to completion of due diligence, binding merger agreement anticipated by 4 March 2015 .Subject to binding merger agreement, approval from TelecityGroup and Interxion shareholders and all relevant regulatory and anti-trust approvals, completion is anticipated in the second half of 2015

Appendix

www.telecitygroup.com 13 Bases Items Bases Interxion share price $26.47 Undisturbedshare price, as at close of business on 9 February 2015 TelecityGroup basic number of shares 202.9m TelecityGroup fully diluted number of shares 204.6m Interxion basic number of shares 69.3m Interxion fully diluted number of shares 70.9m USD / GBP Exchange rate 1:0.66 Asat 10 February 2015 EUR / GBP Exchange rate 1:0.74 As at 10 February 2015